SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

SEC File Number 0-20882

NOTIFICATION OF LATE FILING

(Check One):

☐ Form 10-K

    ☐  Form 11-K      ☐  Form 20-F      ☒  Form 10-Q     ☐  Form 10-D      ☐  N-SAR

                             ☐  Form N-CSR

   For Period Ended:  September 30, 2006

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended:  ______________________________________________________________________________

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant  Standard Management Corporation

Former name if applicable

Address of principal executive office (Street and number)

                                                                              10689 North Pennsylvania Street

City, state and zip code  Indianapolis, Indiana 46280

PART II

RULE 12b-25 (b) AND (c)

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to

Rule 12b-25(b), the following should be completed.  (Check box if appropriate)   ☒

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K Form N–SAR or Form N- CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the   subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, 10-D, N–SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 (the “10-Q”) within the prescribed time period without unreasonable effort or expense. The Registrant had unanticipated delays in the collection and compilation of certain information and needs additional time to file complete and accurate financial statements required to be included in the 10-Q.  The Registrant intends to file the 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV

OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

              Ronald D. Hunter                                                    (317)                                                  574-6225

                      (Name)                                                       (Area Code)                                    (Telephone Number)

     (2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                   ☐ Yes    ☒ No

The registrant has not filed the information required by Part III of its Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  ☐ Yes     ☒ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

________________________

STANDARD MANAGEMENT CORPORATION

(Name of Registrant s Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2007	By:	/s/Ronald D. Hunter
Ronald D. Hunter
Chairman, Chief Executive Officer and
President